P.E. 1/1/02

1-14852

United States
Securities and Exchange Commission
Washington, D.C. 20549

02011822

FORM 6-K

RECD S.E.C.
JAN 25 2002
1086

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of January 2002

GRUMA, S.A. de C.V. (GRUMA, INC.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Contacts:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

Monterrey, N.L., México, January 16, 2002

GRUMA ANNOUNCES TOP MANAGEMENT CHANGES

Effective December 31, 2001, GRUMA, S.A. de C.V. has accepted the resignation of Mr. José María González as chief of staff and member of GRUMA's Executive Committee.

GRUMA also announced that Mr. Raúl Cavazos, who has worked in the financial area of the company for approximately 15 years, and who was appointed chief financial officer in July 2001, will continue in his current position.

When Mr. González joined GRUMA in May 2001, his primary objective was to identify potential areas for divestiture in order to improve GRUMA's profitability

Mr. González made a significant contribution to GRUMA, especially in terms of defining its business strategy and focusing on its core businesses. Throughout the second half of 2001, Mr. González led GRUMA's review of its business portfolio and the identification of candidates for divestiture, the objective being to focus on core competencies and businesses oriented to achieving sustainable and profitable long-term growth. As a result of this business portfolio analysis, GRUMA announced on November 15, 2001, its strategic decision to discontinue its worldwide bread operations. In connection with such decision, GRUMA sold its bread operations based in Costa Rica as well as the production equipment for the Mexican bread operations.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer, with operations in Mexico, the United States, Central America, Venezuela, and Europe. GRUMA operates principally through the following subsidiaries: Grupo Industrial Maseca, S.A. de C.V. ("GIMSA"), the company's 83%-owned corn flour subsidiary in Mexico; Gruma Corporation, GRUMA's wholly owned corn flour and packaged tortilla subsidiary in the United States and Europe; Gruma Centro América, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; Molinera de México, GRUMA's 60%-owned wheat flour subsidiary in Mexico; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla operations in Mexico. GRUMA also owns two subsidiaries in Venezuela, Monaca and Demaseca, and is Venezuela's second-largest corn and wheat flour producer.

SIGNATURE

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.
(Registrant)

Date: January 25, 2002

By: ______________________________
Raúl Cavazos Morales
Chief Financial Officer